82-4992

BACARDI LIMITED

VIA COURIER

December 3, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20001

Attn: Margaret H. McFarland
Deputy Secretary

Dear Madam:

Re: Bacardi Limited
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act 1934

On behalf of Bacardi Limited, I am transmitting for submission to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, the Quarterly Report to Shareholders for the six months ended September 30, 2004 that was sent by Bacardi Limited to all of its shareholders.

Please acknowledge receipt of this submission by date-stamping the additional copy of this letter which is enclosed and return it to me in the enclosed self-addressed, courier package.

Sincerely,

Michael Maguire

Michael Maguire

dlw 12/21

Enc.

BACARDI LIMITED

Quarterly Report To Shareholders


GREY GOOSE
VODKA
FRANCE

Q2

Six Months Ended
September 30, 2004

Consolidated Statement of Earnings (Unaudited)

For the Period Ended September 30, 2004
(Prepared in accordance with U.S. GAAP, expressed in Thousands of U.S. Dollars)

	Three Months Ended September 30, 2004 $	Three Months Ended September 30, 2003 $	Six Months Ended September 30, 2004 $	Six Months Ended September 30, 2003 $
Sales	1,125,341	1,075,124	2,139,272	2,040,324
Excise Taxes	240,637	231,570	464,193	454,858
Sales less excise taxes	884,704	843,554	1,675,079	1,585,466
Cost of Sales	344,521	337,064	619,655	628,655
Gross Profit	540,183	506,490	1,055,424	956,811
Selling, General and Administrative Expenses	332,347	360,796	639,741	673,981
Earnings From Operations	207,836	145,694	415,683	282,830
Other Income (Expenses)				
Interest income	517	1,337	1,063	2,412
Interest expense	(27,610)	(26,112)	(45,079)	(55,396)
Miscellaneous income (expense) - net	(47,163)	11,439	(52,219)	(19,287)
	(74,256)	(13,336)	(96,235)	(72,271)
Earnings Before Income Taxes	133,580	132,358	319,448	210,559
Provision For Income Taxes	9,199	40,612	49,236	52,680
Net Earnings	124,381	91,746	270,212	157,879

Supplemental Information

	Three Months Ended September 30, 2004 $	Three Months Ended September 30, 2003 $	Six Months Ended September 30, 2004 $	Six Months Ended September 30, 2003 $
EBITDA*	185,709	177,933	409,586	304,969

* EBITDA represents consolidated net earnings before dividends on BMRH preferred shares, interest, income taxes, depreciation, and amortization.

Consolidated Balance Sheet

As of September 30, 2004

(Prepared in accordance with U.S. GAAP, expressed in Thousands of U.S. Dollars)

	September 30, 2004 $ (Unaudited)	March 31, 2004 $
Assets		
Current Assets		
Cash and equivalents	30,463	29,558
Accounts receivable	879,034	711,541
Inventories	821,695	766,982
Other current assets	175,168	131,231
	1,906,360	1,639,312
Long-Term Investments and Advances and Other Assets	218,154	203,524
Property, Plant and Equipment	529,724	540,473
Intangible Assets	5,314,856	3,051,366
	7,969,094	5,434,675
Liabilities		
Current Liabilities		
Short-term borrowings	310,467	247,015
Accounts payable and accrued liabilities	672,936	658,079
Taxes payable	212,318	176,549
Current portion of long-term debt	46,015	91,447
	1,241,736	1,173,090
Long-Term Debt	3,426,650	1,173,463
Series 3 Preferred Shares	147,991	146,552
Other Liabilities	601,919	590,346
BMRH Founders' Common Shares	92,467	92,467
	5,510,763	3,175,918
Shareholders' Equity		
Capital Stock	32,909	32,909
Share Premium	957,267	957,267
Retained Earnings	1,619,398	1,426,287
Accumulated Other Comprehensive Income	(151,243)	(157,706)
	2,458,331	2,258,757
	7,969,094	5,434,675

Report to the Shareholders

Dear Shareholder

We are pleased to report this was another strong quarter. Net sales less excise taxes for the three months reached $885 million, representing an increase of $41 million versus last year. The core brands, led by Bacardi Carta Blanca, showed strong performance. In contrast, the low proof business declined by $42 million or 29% versus last year due to the continuous difficulties in this category, and the challenging comparison with last year's very warm summer in Europe.

By geography it is to be noted the continuous strong performance of North America, Asia Pacific, Eastern Europe, the United Kingdom and to a lesser extent Spain. The situation in Latin America and many parts of continental Europe remains difficult. In the latter case, this is due to weak consumer demand and the continuous growth of private label following the development of the discounter channel.

During the quarter we completed the announced acquisition of Grey Goose Vodka, which has been swiftly integrated into our organisation. Although it has been a few weeks, all key indicators are showing initial performance ahead of expectations.

The improvement in the product mix, in favour of higher margin products, and price increases have improved the gross margin percentage on the core portfolio (excluding low proof) by 1.4% to 61.5%. This coupled with improved control of overheads, a reduction in investment behind the now mature low proof business and favourable currency movements has brought Earnings from Operations for the quarter to $208 million versus $146 million last year.

As a result of the Grey Goose acquisition we have taken the opportunity to restructure our debt and we have taken a one off charge of $36 million. This will result in lower interest charges for the future.

Net earnings for the quarter at $124 million compares favourably with $92 million last year. On a year to date basis, net earnings has reached $270 million, an increase of 71.2% versus last year.

As we head towards the all important Christmas season we will take the opportunity presented by the strong results of the first six months to significantly increase our investment behind our core brands in the second half of the year.

Respectfully,

Javier Ferran
President and Chief Executive Officer

Ruben Rodriguez
Chairman of the Board

Corporate Information

Directors

Victor R. Arellano Jr.
Facundo L. Bacardi
Jaime Bergel
Francisco Carrera-Justiz
Adolfo L. Danguillecourt
Sergio Danguillecourt
Ignacio de la Rocha
Michelle Dorion
Guillermo J. Fernandez-Quincoces
Andreas Gembler
Barry E. Kabalkin
Jay H. McDowell
Guy Peyrelongue
Ruben Rodriguez
Eduardo M. Sardiña
Raymond P. Silcock

Officers

Ruben Rodriguez	Chairman
Facundo L. Bacardi	Deputy Chairman
Javier Ferran	President and Chief Executive Officer
Ralph Morera	Senior Vice President Finance and Chief Financial Officer
Michel Recalt	Senior Vice President and Chief Marketing Officer
Simon Gould	Senior Vice President - Human Resources
Eduardo Sanchez	Senior Vice President and General Counsel
Atul Vora	Vice President - Business Development
Gaston Tano	Controller
Michael Maguire	Assistant Vice President
Pierre Minchin	Treasurer
Barbara E. Johnson	Secretary
Gail A. Butterworth	Assistant Secretary and Director of Shareholder Relations

Bacardi Limited
P.O. Box HM 720
Hamilton HM CX, Bermuda

TELEPHONE: 441-295-4345 FAX: 441-292-0562

www.bacardi.com

Shareholder Information

Gail A. Butterworth
Assistant Secretary and Director of Shareholder Relations

Telephone: 441-298-1027
E-mail: gabutterworth@bacardi.com

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